UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Frontline Ltd.
(Name of Issuer)

Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)

G3682E192
(CUSIP Number)

Georgina Sousa
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
+1(44)2954705

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 16, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

82,145,703

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

82,145,703

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,145,703

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.38%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*82,145,703

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*82,145,703

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*82,145,703

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.38%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Ordinary Shares held by Hemen Holding Limited.

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*82,145,703

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*82,145,703

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*82,145,703

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.38%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the direct owners of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Ordinary Shares held by Hemen Holding Limited.

CUSIP No.	G3682E192

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*82,145,703

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

*82,145,703

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*82,145,703

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.38%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 82,145,703 shares of ordinary stock, par value $1.00 per share (the "Ordinary Shares") of Frontline Ltd. (the "Issuer") through his indirect influence over Hemen Holding Ltd. and Greenwich Holdings Ltd., the shares of which are held in the Trusts. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 82,145,703 Ordinary Shares except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 82,145,703 Ordinary Shares.

CUSIP NO. G3682E192

Introduction

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed on December 11, 2015 by the Reporting Persons (as defined in Item 2). All share numbers contained in this Amendment No. 1 to Schedule 13D account for the one-for-five reverse split of the Ordinary Shares of the Issuer effected on February 3, 2016 (the "Split") unless otherwise noted.

Item 1. Security and Issuer

The class of equity security to which this statement relates to is the ordinary shares, par value $1.00 per share (the "Ordinary Shares") of Frontline Ltd., a company incorporated in Bermuda (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

(a),(f)
The persons filing this statement are Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Hemen, Greenwich and C.K. Limited, are the "Reporting Persons").

The address of the principal place of business of Hemen is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of Greenwich is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of Mr. Fredriksen is c/o Frontline Corporate Services Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Hemen and Greenwich is acting as investment holding companies. Hemen is the principal shareholder of the Issuer. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members (the "Trusts"). The Trusts are the direct owners of Greenwich and the indirect owners of Hemen. As a result of the foregoing, the total Ordinary Shares reported as beneficially owned by each of Hemen, Greenwich, and C.K. Limited are reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's directors is set forth below. Hemen does not have any executive officers.

Spyros Episkopou	Director	Mr. Episkopou's principal business address is Agiou Modestou, 20 Pyrga, CY7648, Larnaca, Cyprus. Mr. Episkopou is a citizen of Cyprus.
Eirini Santhi Theocharous	Director	Ms. Theocharous' principal business address is Christou Mantika, 30 Kato Polemidia, CY4154, Limassol, Cyprus. Ms. Theocharous is a citizen of Cyprus.
Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Christoforis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.
Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
Kostas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY4103, Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

(d),(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 30, 2015, the Issuer completed its merger with Frontline 2012 Ltd. ("Frontline 2012").  Shareholders in Frontline 2012 received shares in the Issuer as merger consideration.  Pursuant to the Merger Agreement (as defined in Item 6), one pre-Split share in Frontline 2012 gave the holder the right to receive 2.55 pre-Split shares in the Issuer.  The Reporting Persons were shareholders of Frontline 2012 prior to the Merger (as defined in Item 6) and received 377,713,061 pre-Split shares as merger consideration, in addition to the previously owned 26,304,642 pre-Split shares.

On December 9, 2016, the Issuer completed its registered offering of 13,422,818 Ordinary Shares, which shares were issued and sold pursuant to application agreements between the Issuer and the investors identified therein.  Hemen purchased 1,342,281 Ordinary Shares in the offering at a subscription price of $7.45 per Ordinary Share, for total consideration of $9,999,993.45.

Item 4. Purpose of Transaction

The information contained in Item 3 is incorporated by reference.

The Reporting Persons at any time and from time to time may acquire additional Ordinary Shares or dispose of any or all of the Ordinary Shares they own depending upon an ongoing evaluation of the investment in the Ordinary Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Hemen may be deemed to be the beneficial owner of 82,145,703 Ordinary Shares, constituting 48.38% of the Ordinary Shares based upon 169,809,324 Ordinary Shares outstanding.  Hemen has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 82,145,703 Ordinary Shares. Hemen has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 82,145,703 Ordinary Shares.

As of the date hereof, Greenwich, through Hemen (as described in Item 2(c)), may be deemed to be the beneficial owner of 82,145,703 Ordinary Shares, constituting 48.38% of the Ordinary Shares based upon 169,809,324 Ordinary Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 82,145,703 Ordinary Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 82,145,703 Ordinary Shares.

As of the date hereof, C.K. Limited, through Greenwich (as described in Item 2(c)), may be deemed to be the beneficial owner of 82,145,703 Ordinary Shares, constituting 48.38% of the Ordinary Shares based upon 169,809,324 Ordinary Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Ordinary Shares and the shared power to vote or direct the vote of 82,145,703 Ordinary Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Ordinary Shares and the shared power to dispose or direct the disposition of 82,145,703 Ordinary Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 82,145,703 Ordinary Shares through his indirect influence over Hemen and Greenwich, the shares of which are held in the Trusts, constituting 48.38% of the Ordinary Shares based upon 169,809,324 Ordinary Shares outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 82,145,703 Ordinary Shares except to the extent of his voting and dispositive interests in such Ordinary Shares. Mr. Fredriksen has no pecuniary interest in the 82,145,703 Ordinary Shares.

Other than the transactions described in Item 4 above, there have been no transactions by the Reporting Persons in the Ordinary Shares during the past 60 days.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

On July 1, 2015, Hemen entered into a Voting Agreement with the Issuer, Ship Finance, Frontline 2012, and the shareholders party thereto (the "Voting Agreement") in connection with an agreement and plan of merger dated July 1, 2015 (the "Merger Agreement") pursuant to which the Issuer and Frontline 2012 agreed to enter into a merger transaction with the Issuer as the surviving legal entity and Frontline 2012 as a wholly-owned subsidiary (the "Merger").  Shareholders in Frontline 2012 as at the time the Merger was completed received shares in the Issuer as merger consideration. Pursuant to the Merger Agreement, one pre-Split share in Frontline 2012 gave the holder the right to receive 2.55 pre-Split shares in the Issuer. The exchange ratio is based on June 30, 2015 NAV broker estimates for the Issuer and Frontline 2012. The Issuer issued a total of approximately 584 million pre-Split shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and Frontline 2012 shares held by the Issuer (subject to rounding for fractional shares).

Under the terms of the Voting Agreement, Ship Finance along with Hemen, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family and certain directors and officers of the Issuer and Frontline 2012 have agreed to the following:

•	They shall vote their shares in favor of the Merger.

•
They shall vote their shares against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of the Issuer or Frontline 2012 contained in the Merger Agreement.

•
They shall vote their shares against any amendment of the Issuer's or Frontline 2012's memorandum of association, bye-laws or other comparable charter or organizational documents, as applicable (collectively, the "Organizational Documents") (other than any amendments of either party's Organizational Documents resulting from the Merger), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the Bermuda Merger Agreement or change in any manner the voting rights of the Issuer's Ordinary Shares or Frontline 2012 Ordinary Shares.

•
They shall vote their shares against any acquisition proposal; provided that if, in response to a Superior Proposal (as defined in the Merger Agreement) received by the Issuer's Board or the Frontline 2012 Board, an Adverse Recommendation Change (as defined in the Merger Agreement) is made after the date of the Voting Agreement and prior to the Issuer's Shareholders' Meeting or the Frontline 2012 Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, then certain terms of the Voting Agreement shall not apply.

•
During the term of the Voting Agreement, each shareholder who is a party to the Voting Agreement agrees not to transfer any of their shares unless such transfer is a permitted transfer, as defined in the Voting Agreement.

The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement filed herewith as Exhibit B.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Exhibit B: Voting Agreement dated July 1, 2015, by and among Frontline Ltd. and the shareholders Party thereto.*

*Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2016
(Date)

Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited

By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)

John Fredriksen (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated December 19, 2016, relating to the Ordinary Shares, par value $1.00 per share of Frontline Ltd. shall be filed on behalf of the undersigned.

December 19, 2016
(Date)

Hemen Holding Limited
By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
C.K. Limited
By: /s/ Demetrios Antoniou Hannas
Name: Demetrios Antoniou Hannas Title: Director
/s/ John Fredriksen
(Signature)
John Fredriksen (Name)